SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORTS OF EMPLOYEES’ STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the Fiscal Year Ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the transition period from                         to

Commission file number 1-5842

      A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bowne & Co., Inc.

401(k) Savings Plan

      B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOWNE & CO., INC.

345 Hudson Street
New York, New York 10014
(212) 924-5500

BOWNE & CO., INC.

401(k) SAVINGS PLAN

Items 1 and 2. Financial Statements

Exhibits

23	Consent of Independent Registered Public Accounting Firm
EX-23: CONSENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees of the

BOWNE & CO., INC.
     401(k) SAVINGS PLAN:

      We have audited the accompanying statements of net assets available for benefits of Bowne & Co., Inc. 401(k) Savings Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bowne & Co., Inc. 401(k) Savings Plan at December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 14, 2004

BOWNE & CO., INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2003	2002

Assets:
Investments:
Investment in marketable securities, at fair value (note 6)	$216,766,983	$161,445,727
Investment in limited partnership	30,682	30,355
Loans to participants	7,170,238	7,038,040

Total investments	223,967,903	168,514,122

Receivables:
Employee contributions	869,712	798,818
Employer contributions	434,466	—

Total receivables	1,304,178	798,818

Net assets available for benefits	$225,272,081	$169,312,940

See accompanying notes to financial statements.

BOWNE & CO., INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
2003

Investment activity:
Net appreciation in market value of investments (note 6)	$28,731,246
Interest and dividends (note 6)	3,038,202

31,769,448
Interest income on participant loans	449,924

Total investment income	32,219,372
Contributions:
Employees	13,821,733
Employers	6,839,227
Rollovers	2,216,920

Total contributions	22,877,880

Total additions	55,097,252

Deductions:
Benefits paid to participants	21,014,346
Administrative expenses	70,540

Total deductions	21,084,886

Net increase before assets transfers	34,012,366
Assets transferred in from other qualified plans (note 8)	21,946,775

Net increase	55,959,141
Net assets available for benefits:
Beginning of period	169,312,940

End of period	$225,272,081

See accompanying notes to financial statements.

BOWNE & CO., INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

(1) Description of the Plan

      The following brief description of the Bowne & Co., Inc. (the Company) 401(k) Savings Plan (the Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

     (a) General

      The Plan is a defined contribution plan established November 1, 1961 covering eligible employees of participating companies of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Effective December 31, 2003, the Company merged the Bowne & Co., Inc. Employee Stock Purchase Plan (the ESPP) into this Plan. All of the ESPP plan assets and participant account balances were transferred to the Plan on December 31, 2003.

      Effective December 31, 2002, the Company merged the Bowne & Co., Inc. 401(k) Plan into the Plan. Participants from the merged plan retained the same benefit rights as they had prior to the merger.

      At December 31, 2002 the participating companies in the Plan were as follows:

Bowne & Co., Inc.
Bowne Business Communications, Inc.
Bowne Digital Solutions L.L.C.
Bowne Information Services, Inc.
Bowne International, L.L.C.
Bowne of Atlanta, Inc.
Bowne of Boston, Inc.
Bowne of Chicago, Inc.
Bowne Translation Services, L.L.C.	Bowne of Cleveland, Inc. Bowne of Dallas, L.P. Bowne of Los Angeles, Inc. Bowne of New York City, L.L.C. Bowne of Phoenix, Inc. Bowne of South Bend, Inc. Bowne Publishing, L.L.C. FundSmith, L.L.C.

      At January 1, 2003, the following companies joined the Plan:

Bowne Business Solutions, LLC Bowne Solutions, LLC BGS Companies, Inc.	Bowne Global Solutions, Inc. Bowne DecisionQuest, Inc. Donnelly Enterprise Solutions, Inc.

     (b) Eligibility

      During the years ended December 31, 2003 and 2002, the Plan covered all employees of the participating companies who were full-time employees and who were not covered by collective bargaining agreements. Effective January 1, 2004 the Plan was amended to include employees of the participating companies that are covered by collective bargaining agreements. Employees are eligible to participate as of the first day of employment.

     (c) Contributions

      Effective January 1, 2003, participants were able to direct the Company to deposit contributions withheld through automatic payroll deductions, subject to certain limitations of up to 50% of annual compensation on a pre-tax basis and up to 15% of annual compensation on an after-tax basis (up to 10% on an after-tax basis for highly compensated employees). Prior to January 1, 2003, participants could defer up to 8% of annual compensation, on a pre-tax or after-tax basis. For calendar years ended December 31, 2003 and 2002, no participant was permitted to make pre-tax contributions to the Plan in excess of $12,000 and $11,000, respectively, (annually adjusted as provided by the Plan and the Internal Revenue Code (the Code)).

BOWNE & CO., INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Effective January 1, 2003, the Company began matching 100% of the first 3% of the participant’s compensation plus 50% of the next 2% of compensation after one year of eligible service. Annual discretionary profit-sharing contributions are determined by the Board of Directors of each participating company’s business segment, based on company performance, and cannot exceed the maximum amounts allowable under the Code. There were no discretionary contributions for the years ended December 31, 2003 and 2002.

      A participant not covered by a collective bargaining agreement may make a rollover contribution to the Plan of amounts which he or she has received from another qualified plan.

     (d) Vesting

      Participants are fully vested at all times in their contribution account, rollover account, and any investment earnings related to those accounts, if applicable. The Plan provides cliff vesting in which participants become fully vested in the Company’s discretionary profit-sharing contributions after five years of credited service. Additionally, regardless of years of credited service, participants automatically become vested in company profit-sharing contributions upon the occurrence of the following events: reaching normal retirement age, plan termination, death, or permanent and total disability.

      Participants were 100% vested for employer matching contributions if they were employed by the Company as of December 31, 2002. All employees hired after January 1, 2003 must complete one year of service to be eligible for the match, and are 100% vested in the matching contributions.

      Effective January 1, 2004, a participant not covered by a collective bargaining agreement that transferred amounts to the Plan from the ESPP will be 100% vested in the value of his/her previous ESPP matching contributions and employer matching contributions made on or after January 1, 2004.

      Effective February 1, 2004, a participant covered by a collective bargaining agreement that transferred amounts to the Plan from the ESPP will be 100% vested in the value of his/her previous ESPP matching contributions and employer matching contributions made on or after February 1, 2004.

     (e) Participants’ Accounts

      Separate accounts are maintained for each participant and are credited with the participant’s elective contributions, company contributions, and plan earnings on both employer and employee contributions to the various investment funds. Participants can elect to have their accounts in one or more of the following funds:

Bowne & Co. Inc. Stock Fund — invests in common stock of the Company (effective January 1, 2003);

Davis New York Venture Fund, Inc. Class A — invests in common stocks of companies with market capitalization of at least $250 million;

Fidelity Magellan Fund — invests mainly in the common stocks of domestic, foreign, and international companies;

Morgan Stanley Global/ Equity Class B — invests primarily in equity securities of issuers throughout the world;

T. Rowe Price Small-Cap Stock Fund — invests at least 65% of total assets in stocks and equity related securities of small companies included in the Russell 2000 Index;

Vanguard 500 Index Fund — invests in all stocks included in the Standard and Poor’s 500 Composite Stock Price Index;

BOWNE & CO., INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Vanguard Prime Money Market Fund — invests in short-term securities issued by financial institutions, nonfinancial corporations, and the U.S. government;

Vanguard Wellington Fund — invests an average of 65% of its assets in stocks and 35% in bonds;

Vanguard International Growth Fund — invests in stocks of high quality, seasoned companies based outside of the U.S.;

Vanguard Mid-Cap Index Fund — invests in all stocks included in the Standard and Poor’s MidCap 400 Index;

Vanguard PRIMECAP Fund — invests in stocks of companies of above average growth or companies with bright prospects for earnings growth. This fund assesses a 1% redemption fee on shares held for less than five years;

Vanguard Short-Term Corporate Fund — invests in short-term bonds, including high quality corporate and U.S. Treasury securities;

Vanguard Total Bond Market Index Fund — invests in a sampling that matches key characteristics of the Lehman Brothers Aggregate Bond Index, which is aimed at seeking a high level of interest income;

Vanguard U.S. Growth Fund — invests in large, high quality, seasoned U.S. companies with records of exceptional growth.

      Participants not covered by collective bargaining agreements may change the investment direction of their contributions and transfer amounts from one fund to another daily (initial transfers from the ESPP were required to be invested in the Company’s common stock fund.)

      Participants covered by collective bargaining agreements can only invest in the Company’s common stock fund.

     (f) Participant Distributions

      On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive the value of the participant’s vested interest in his or her account in a lump-sum amount.

      Effective January 1, 2004, amounts transferred to the Plan from the ESPP on behalf of participants not covered by a collective bargaining agreement will be able to be withdrawn in whole or in part, subject to certain Plan provisions.

      Effective February 1, 2004, pre-tax contributions to the plan on behalf of participants covered by collective bargaining agreements are eligible to be withdrawn prior to termination of employment subject to certain Plan provisions.

     (g) Forfeitures

      The nonvested portion of a participant’s account will be forfeited upon the participant’s separation from service before age 65 for reasons other than death or disability. In 2002, forfeited amounts were reallocated on the last day of the plan year to all participants who were employed by the Company on the last day of the plan year based on the ratio of each participant’s compensation to total eligible compensation. In 2003 forfeited amounts were used to reduce employer contributions made during such plan year or succeeding plan years and to pay the expenses of the Plan. Forfeitures used to reduce employer contributions totaled $2,288,709 for the year ended December 31, 2003. At December 31, 2003, forfeited nonvested accounts totaled approximately $199,000.

BOWNE & CO., INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

     (h) Loans

      The Plan provides two types of loans to participants not covered by collective bargaining agreements: general loans and home purchase loans. Participants not covered by collective bargaining agreements are limited to one outstanding loan of each type at any time. Participants not covered by collective bargaining agreements may borrow the lesser of 50% of their vested account balance or $50,000, with an annual interest rate of prime plus 1% on the outstanding balance. General loans are subject to a maximum repayment term of 5 years. Home purchase loans may extend the repayment term to fifteen years. Loan repayment is through payroll deductions.

      Amounts transferred to the Plan from the ESPP are not available to be taken as a loan, however, the amounts will be included in determining the maximum amount available for a loan under the Plan.

(2) Summary of Significant Accounting Policies

     (a) Basis of Accounting

      The accompanying financial statements are prepared on the accrual basis of accounting.

     (b) Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

     (c) Investment Valuation and Income Recognition

      The Plan’s investments are stated at fair value as determined by quoted market prices. The fair value of investments in limited partnership are determined by the Investment Manager. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at their outstanding balances, which approximate fair value.

     (d) Payment of Benefits

      Benefit payments are recorded when paid.

     (e) Concentration of Risks and Uncertainties

      The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits.

(3) Administrative Expenses

      All investment and administrative expenses of the Plan have been paid from the assets of the Plan to the extent not paid by the Company.

(4) Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of its board of directors, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

BOWNE & CO., INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(5) Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated December 10, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving its last determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6) Investments

      Investments held by Vanguard Fiduciary Trust Company are as follows as of December 31,:

	2003		2002

Davis New York Venture Fund, Inc. Class A	$4,640,495		$2,937,089
Fidelity Magellan Fund	56,603,076	*	50,410,392	*
Morgan Stanley Global/ Equity Class B	1,568,779		970,531
T. Rowe Price Small-Cap Stock Fund	6,172,591		3,724,649
Vanguard 500 Index Fund	18,681,992	*	11,232,628	*
Vanguard International Growth Fund	2,881,519		1,629,160
Vanguard Mid-Cap Index Fund	1,241,448		—
Vanguard Prime Money Market Fund	26,913,251	*	27,091,544	*
Vanguard PRIMECAP Fund	10,841,953		5,224,433
Vanguard Short-Term Corporate Fund	7,088,313		7,425,917
Vanguard Total Bond Market Index Fund	3,080,813		—
Vanguard U.S. Growth Fund	3,354,045		2,132,055
Vanguard Wellington Fund	54,041,658	*	48,667,329	*
Bowne & Co., Inc. Stock Fund	19,657,050	*	—

	$216,766,983		$161,445,727

*	Individual investments that represent 5% or more of the Plan’s net assets.

      Interest and dividend income and net appreciation in market value of investments for the year ended December 31, 2003 are as follows:

Interest and dividend income	$3,038,202

Net appreciation in market value of investments in mutual funds	$28,700,751
Net appreciation in market value of investments in common stock	30,168
Net appreciation in market value of investment in limited partnership	327

Total net appreciation in market value of investments	$28,731,246

BOWNE & CO., INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(7) Related Party Transactions

      Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company, who is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. The Plan also invests in Bowne & Co., Inc. common stock.

(8) Assets Transferred in from Other Qualified Plans

      In connection with the acquisition of DecisionQuest, Inc. (“DecisionQuest”) by the Company in 2002, employees of DecisionQuest were offered participation in the Plan and afforded the ability to transfer their account balances from DecisionQuest to this Plan. In addition, as described in Note 1 to the financial statements, the Company merged the Bowne & Co., Inc. Employee Stock Purchase Plan into the Plan.

      The amount of net asset transfers to the Plan for the plan year ended December 31, 2003 is as follows:

	Effective Date	Transfer

Bowne & Co., Inc. Employees’ Stock Purchase Plan	12/31/2003	$19,381,096
Bowne DecisionQuest, Inc.	4/8/2003	2,565,679

		$21,946,775

BOWNE & CO., INC. 401(k) SAVINGS PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

For the Year Ended December 31, 2003

Identity of Party Involved	Description	Current Value

The Vanguard Group	Davis New York Venture Fund, Inc. Class A	$4,640,495
The Vanguard Group	Fidelity Magellan Fund	56,603,076
The Vanguard Group	Morgan Stanley Global/Equity Class B	1,568,779
The Vanguard Group	T. Rowe Price Small-Cap Stock Fund	6,172,591
The Vanguard Group	Vanguard 500 Index Fund*	18,681,992
The Vanguard Group	Vanguard International Growth Fund*	2,881,519
The Vanguard Group	Vanguard Mid-Cap Index Fund*	1,241,448
The Vanguard Group	Vanguard Prime Money Market Fund*	26,913,251
The Vanguard Group	Vanguard PRIMECAP Fund*	10,841,953
The Vanguard Group	Vanguard Short-Term Corporate Fund*	7,088,313
The Vanguard Group	Vanguard Total Bond Market Index Fund*	3,080,813
The Vanguard Group	Vanguard U.S. Growth Fund*	3,354,045
The Vanguard Group	Vanguard Wellington Fund*	54,041,658
The Vanguard Group	Bowne & Co., Inc. Stock Fund*	19,657,050
	Participant loans*(1)	7,171,321
Institutional Partners, LP	Limited Partnership	30,682

		$223,968,986

*	Party-in-interest as defined by ERISA.

(1)	1,177 loans were outstanding at 12/31/03 bearing an average interest rate of 6.33%

See accompanying independent registered public accounting firm’s report.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bowne & Co., Inc.
401(k) Savings Plan

By:	/s/ C. CODY COLQUITT

C. Cody Colquitt
Senior Vice President and Chief Financial Officer

Dated: June 28, 2004